

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Armin Afzalipour
Co-President
MCI Income Fund VII, LLC
2101 Cedar Springs, Suite 700
Dallas, Texas 75201

   Re: MCI Income Fund VII, LLC
    Amendment No. 10 to Offering Statement on Form 1-A
    Filed June 4, 2024
    File No. 024-12073

Dear Armin Afzalipour:

  We have reviewed your amended offering statement and have the following comments.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 20, 2024 letter.

Amendment No. 10 to Offering Statement on Form 1-A filed June 4, 2024

Cover Page

1. Rule 253(b)(4) of Regulation A requires that you fix the volume of securities that you are qualifying in this offering. Please state the volume of Class A Bonds and Class B Bonds separately that you intend to qualify in this offering here and elsewhere as appropriate.

MCI Income Fund VII, LLC
Independent Auditors' Report, page F-2

2. Please have your independent auditor revise their report to properly identify and cover your financial statements for the year ended December 31, 2023.

   Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Charles R. McCarthy